SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (Amendment No. 1)(1)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE
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                         (Title of Class of Securities)

                                   379-335-102
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                               (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)

                             Exhibit Index on Page 6
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  379 335 102                 13D                Page 2 of 8 Pages
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       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                WHX CORPORATION (E.I.N.: 13-3768097)
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
      3         SEC USE ONLY

      4         SOURCE OF FUNDS*
                      WC
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
  NUMBER OF          7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                        -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                     8         SHARED VOTING POWER

                                    (2,173,800)(2)
                     9         SOLE DISPOSITIVE POWER

                                    -0-
                    10         SHARED DISPOSITIVE POWER

                                    (2,173,800)(2)
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,173,800(2)
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9% (See Item 5)
      14        TYPE OF REPORTING PERSON*

                      HC and CO

-------------------
     (2) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling-Pittsburgh Capital Corp.

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CUSIP No.  379 335 102                 13D                Page 3 of 8 Pages
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     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         WHEELING-PITTSBURGH CAPITAL CORP. (E.I.N.: 13-3723443)
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      AF
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        2,173,800(2)
                        9         SOLE DISPOSITIVE POWER

                                        -0-
                       10         SHARED DISPOSITIVE POWER

                                        2,173,800(2)
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,173,800(2)
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9% (See Item 5)
     14         TYPE OF REPORTING PERSON*

                      CO

-------------------
     (2) By virtue of the fact that Wheeling-Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling-Pittsburgh Capital Corp.

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CUSIP No.  379 335 102                 13D                Page 4 of 8 Pages
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         This  Amendment  No. 1 to the statement on Schedule 13D filed on behalf of WHX Corporation and Wheeling-Pittsburgh Capital Corp. (the "Reporting Persons") on October 5, 1998, relates to the common stock of Global Industrial Technologies, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

 ITEM 4.          PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following thereto:

                  As reported in their original Schedule 13D, the Reporting Persons acquired the Shares as an investment, both because of their interest in pursuing investments in complementary or well-situated industrial enterprises, and because of their belief that the Shares were an attractive investment opportunity due to the recent sharp decline in stock market prices. The Reporting Persons' attempts to have discussions with the Issuer to propose that the Issuer's Board of Directors consider evaluating various strategic alternatives aimed at enhancing shareholder value were unsuccessful.

                  On December 15, 1998, the Reporting Persons issued a press release (the "Press Release") announcing, among other things, that the Reporting Persons would be commencing a tender offer for any and all outstanding shares of common stock, par value $0.25 per share (the "Shares) of the Issuer at a price of $10.50 per share, not later than Monday, December 21, 1998 (the "Offer"). The purpose of the Offer is to acquire the entire equity interest in, and control of, the Issuer.

                  A copy of the Press  Release  is filed with the  Amendment  as
Exhibit 2.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by adding the following exhibit thereto:

                  2.       Press Release of WHX Corrporation  dated December 15,
                           1998

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CUSIP No.  379 335 102                 13D                Page 5 of 8 Pages
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                                   SIGNATURES



                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.


Dated: December 15, 1998                       WHX CORPORATION


                                               By: /s/ Stewart E. Tabin
                                                   ------------------------
                                                   Stewart E. Tabin,
                                                   Assistant Treasurer


                                               WHEELING-PITTSBURGH CAPITAL CORP.


                                               By: /s/ Stewart E. Tabin
                                                   ------------------------
                                                   Stewart E. Tabin,
                                                   Vice President

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CUSIP No.  379 335 102                 13D                Page 6 of 8 Pages
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                                  Exhibit Index
                                                                      Page

1.  Joint Filing Agreement (previously filed)                           -

2.  Press Release of WHX Corporation dated December 15, 1998            7

CONTACTS:
         Abernathy MacGregor Frank
         Patricia Sturms/Joele Frank
         (212) 371-5999

                  WHX CORP. PLANS TO COMMENCE $10.50 PER SHARE
              TENDER OFFER FOR GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

New York--December 15, 1998--WHX Corporation (NYSE: WHX) announced that it intends to commence a cash tender offer for any and all outstanding shares of Global Industrial Technologies, Inc. (NYSE: GIX ) at $10.50 per share. This price represents a premium of approximately 25% over yesterday's closing trade price.

Global Industrial Technologies, Inc. currently has outstanding approximately 22 million shares. WHX Corporation currently beneficially owns 9.9% of the outstanding shares of Global, which it acquired in open market purchases during September and October 1998.

The tender offer will not be subject to any minimum number of shares being tendered, nor will it be subject to financing. The tender offer will, however, be subject to various other terms and conditions, including the inapplicability or removal of the restrictions on stock purchases arising from Global's stockholder rights plan, the supermajority voting provision set forth in Article VI of Global's Charter and Section 203 of the Delaware General Corporation Law. Further details will be contained in a filing which WHX will be making with the SEC by December 21, 1998.

WHX stated, "We are announcing this tender offer after our requests for discussions concerning a merger were ignored by Global's management. No substantive discussion has been forthcoming, so we believe it is now appropriate to make an offer directly to Global's stockholders. Notwithstanding Global's inability to date to communicate with its largest shareholder, we are hopeful that we can still have an amicable and productive dialogue on the merits of our offer."

WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman ("H&H"), a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation ("WPSC"), a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated ("Unimast"), a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 and involve known and unknown risk, uncertainties and other factors. Such uncertainties and risks include, among others: certain risks associated with the closing and integration of acquisitions; competition; government regulation; and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward looking statements.

Consequently, the forward looking statements contained herein should not be regarded as representations by WHX or any other person that the projected outcomes can or will be achieved. including statements about future business operations. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.